News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 25, 2023

Seabridge Gold Prepares to Finish Testing its 3 Aces Project Exploration Model

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) today announced that preparations at our wholly-owned 3 Aces project in Canada's Yukon are underway to drill test our comprehensive exploration model.  This drilling was planned for last summer; however, delivery of a Class 4 Quartz Exploration Permit came late in the year and only a limited program was finished. This year's program plans to complete geophysical surveys and about 7,500 meters of core and reverse circulation drilling within the Central Core Area of the 3 Aces project.

Commenting on this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted, "Previous operators defined discrete zones of high grade gold but encountered challenges connecting and extending these zones.  Our team has recognized structural controls that may be able to resolve the continuity issue. Last season's work gave us confidence in the grade controls predicted by our exploration model and we are looking forward to expanding that understanding and moving towards resource delineation".

Our exploration model predicts high grade gold localized in the limbs of second-order folds (F2), preferentially at the contacts between thick phyllite sequences and coarse interbedded sandstones and conglomerates. Multiple F2 synforms and antiforms have been identified in the Central Core Area that have not been systematically evaluated, offering numerous opportunities to expand higher grade gold distribution.

Four different target areas are planned for drill testing in 2023: Spades, Hearts, Hearts West, and Clubs.  In these areas, we intend to evaluate three different settings where our model predicts gold continuity:

  Down plunge of known gold mineralization with the goal of identifying additional dilation zones between phyllite and sandstone contacts along an F2 fold limb where higher grade mineralization could have accumulated;
  Contact zones between phyllite and sandstone formations subparallel to historical gold zones and set near the apex of an F2 fold limb; and
  Untested synform-antiform pairs occurring within mineralized F2 folds.

The exploration program will also continue geophysical surveys to better refine identified targets prior to drilling.

Seabridge will resume its previously initiated reclamation activities at the site, focused on exploration roads. Environmental monitoring activities focusing on wildlife management, water sampling and understanding environmental baseline conditions will continue in support of exploration activities.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

3 Aces was acquired by Seabridge in March 2020 as a district scale, orogenic-gold project consisting of 1,734 claims covering 357 km² (35,700 ha) located in a readily accessible part of southeastern Yukon.  Historical work has identified a broad area of gold-in-soil extending more than 20 kilometers and past drilling has encountered extensive gold.  We believe the 3 Aces target is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) completing geophysical surveys and about 7,500 meters of core and reverse circulation drilling within the Central Core Area of the 3 Aces project; (ii) the recognized structural controls that may resolve the continuity issue at 3 Aces and allow Seabridge to move towards resource delineation; (iii) the multiple F2 synforms and antiforms offering numerous opportunities to expand higher grade gold distribution; (iv) the location (within geological structures) of an accumulation of higher grade gold; and (v) the belief that the 3 Aces target is consistent with some of the biggest and richest gold deposits in the world, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com